PART I. FINANCIAL INFORMATION

ITEM I.  FINANCIAL STATEMENTS

Pro-Fac Cooperative, Inc. and Consolidated Subsidiaries - Agrilink Foods, Inc. and AgriFrozen Foods, Inc.
Consolidated Statement of Operations and Net Proceeds
(Unaudited)

(Dollars in Thousands)

                                                                          Three Months Ended                Nine Months Ended
                                                                     March 25,        March 27,        March 25,        March 27,
                                                                       2000             1999              2000            1999
                                                                    ---------         ---------        ---------        ---------

Net sales                                                          $  300,880       $   361,235      $  977,613        $  920,517
Cost of sales                                                        (210,463)         (250,847)       (674,161)         (641,292)
                                                                   ----------       -----------      ----------        ----------
Gross profit                                                           90,417           110,388         303,452           279,225
Selling, administrative, and general expense                          (66,855)          (88,005)       (220,833)         (215,006)
Income from joint venture                                                 543               728           2,238             2,417
Gains on sales of assets                                                    0               532           2,293            64,734
Restructuring                                                               0            (5,000)              0            (5,000)
                                                                   ----------       -----------      ----------        ----------
Operating income                                                       24,105            18,643          87,150           126,370
Interest expense                                                      (22,114)          (20,048)        (64,598)          (46,997)
Amortization of debt issues costs associated with a
   Bridge Facility                                                          0                 0               0            (5,500)
                                                                   ----------       -----------      ----------        ----------
Income/(loss) before taxes, dividends, allocation of net proceeds,
   and extraordinary item                                               1,991            (1,405)         22,552            73,873
Tax provision                                                          (1,066)           (1,436)         (6,744)          (28,336)
                                                                   ----------       -----------      ----------        ----------
Income/(loss) before dividends, allocation of net proceeds, and
   extraordinary item                                                     925            (2,841)         15,808            45,537
Extraordinary item relating to the early extinguishment of debt
   (net of income taxes)                                                    0                 0               0           (18,024)
                                                                   ----------       -----------      ----------        ----------
Net income/(loss)                                                  $      925       $    (2,841)     $   15,808        $   27,513
                                                                   ==========       ===========      ==========        ==========

Allocation of net proceeds:
   Net income/(loss)                                               $      925       $    (2,841)     $   15,808        $   27,513
   Dividends on common and preferred stock                             (1,838)           (1,602)         (5,544)           (5,104)
                                                                   ----------       -----------      -----------       ----------
   Net (deficit)/proceeds                                                (913)           (4,443)         10,264            22,409
   Allocation from/(to) earned surplus                                    913             4,443          (4,531)          (21,734)
                                                                   ----------       -----------      ----------        ----------
   Net proceeds available to members                               $        0       $         0      $    5,733        $      675
                                                                   ==========       ===========      ==========        ==========

Net proceeds available to members:

   Estimated cash payment                                          $        0       $         0      $    1,433        $      169
   Qualified retains                                                        0                 0           4,300               506
                                                                   ----------       -----------      ----------        ----------
   Net proceeds available to members                               $        0       $         0      $    5,733        $      675
                                                                   ==========       ===========      ==========        ==========

The  accompanying  notes are an integral  part of these  consolidated  financial statements.

Pro-Fac Cooperative, Inc. and Consolidated Subsidiaries - Agrilink Foods, Inc. and AgriFrozen Foods, Inc.
Consolidated Balance Sheet (Unaudited)
(Dollars in Thousands)                                        ASSETS                      March 25,      June 26,        March 27,
                                                                                            2000           1999            1999
                                                                                          ---------      --------        --------
Current assets:
   Cash and cash equivalents                                                            $    8,452      $    6,540     $    9,421
   Accounts receivable, trade, net                                                         107,601          88,249        109,254
   Accounts receivable, other                                                                7,555           9,848          5,992
   Income taxes refundable                                                                       0          11,295              0
   Current deferred tax asset                                                               16,160          16,160         13,336
   Inventories -
     Finished goods                                                                        335,874         284,863        313,748
     Raw materials and supplies                                                             51,771          50,057         48,539
                                                                                        ----------      ----------     ----------
            Total inventories                                                              387,645         334,920        362,288
                                                                                        ----------      ----------     ----------
   Current investment in CoBank                                                              4,355           2,403          3,198
   Prepaid manufacturing expense                                                            12,933          18,217         13,607
   Prepaid expenses and other current assets                                                19,885          27,883         28,427
                                                                                        ----------      ----------     ----------
            Total current assets                                                           564,586         515,515        545,523
Investment in CoBank                                                                        15,750          19,693         19,699
Investment in Great Lakes Kraut Company                                                      9,013           6,679          9,001
Property, plant, and equipment, net                                                        352,491         367,255        353,418
Assets held for sale, at net realizable value                                                  339             890            920
Goodwill and other intangible assets, net                                                  257,613         260,733        294,048
Other assets                                                                                28,225          25,714         26,415
                                                                                        ----------      ----------      ---------
            Total assets                                                                $1,228,017      $1,196,479     $1,249,024
                                                                                        ==========      ==========     ==========

            Liabilities and Shareholders' and Members' Capitalization

Current liabilities:
   Notes payable                                                                        $  125,600      $   54,900     $  110,870
   Current portion of obligations under capital leases                                         208             208            256
   Current portion of long-term debt                                                        16,580           8,670          8,731
   Accounts payable                                                                         48,345         107,159         59,495
   Income taxes payable                                                                      1,608               0          1,978
   Accrued interest                                                                         13,959           5,974         10,935
   Accrued employee compensation                                                            11,372          15,127         13,399
   Other accrued expenses                                                                   84,004          64,603         88,825
   Dividends payable                                                                            27              45             31
   Amounts due Class B members                                                                 493           1,453              0
   Amounts due Class A members                                                              17,797          20,045         14,805
                                                                                        ----------      ----------     ----------
            Total current liabilities                                                      319,993         278,184        309,325
Obligations under capital leases                                                               568             568            503
Long-term debt                                                                             685,111         702,322        702,946
Deferred income tax liabilities                                                             23,072          23,072         34,644
Other non-current liabilities                                                               30,071          32,222         29,696
Minority interest in AgriFrozen                                                              8,000           8,000          8,000
                                                                                        ----------      ----------     ----------
            Total liabilities                                                            1,066,815       1,044,368      1,085,114
                                                                                        ----------      ----------     ----------
Commitments and contingencies

Class B cumulative  redeemable  preferred stock  liquidation  preference $10 per share, authorized - 500,000 shares; issued and
     outstanding 26,061, 26,061, and 28,634 shares, respectively                               261             261            286

Class A common stock, par value $5, authorized - 5,000,000 shares
                                                   March 25,     June 26,      March 27,
                                                     2000          1999          1999
                                                   ---------    ---------     -------
   Shares issued                                   2,136,820    1,995,740     1,913,892
   Shares subscribed                                 233,977      384,649       212,794
                                                   ---------    ---------     ---------
            Total subscribed and issued            2,370,797    2,380,389     2,126,686
   Less subscriptions receivable in installments    (233,977)    (384,649)     (212,794)
                                                   ---------    ---------     ---------

            Total issued and outstanding           2,136,820    1,995,740     1,913,892     10,684           9,979          9,569
                                                   =========    =========     =========
Class B common stock, par value $5, authorized
   1,600,000 shares; issued and outstanding - 755,259                                            0               0              0
Shareholders' and members' capitalization:
   Retained earnings allocated to members                                                   17,446          25,573         26,078
   Non-qualified allocation to members                                                         300           2,050          2,050
   Non-cumulative preferred stock, par value $25; authorized -
     5,000,000 shares; issued and outstanding - 37,529,
       39,635, and 41,471, respectively                                                        938             991          1,037
   Class A cumulative preferred stock, liquidation preference
     $25 per share; authorized - 10,000,000 shares; issued and
       outstanding 4,245,878, 3,694,495 and 3,692,659 shares,   respectively               106,147          92,362         92,316

   Special membership interests                                                                  0               0              0
   Earned surplus                                                                           26,189          21,658         33,182
   Accumulated other comprehensive income:
     Minimum pension liability adjustment                                                     (763)           (763)          (608)
                                                                                        ----------      ----------     ----------
            Total shareholders' and members' capitalization                                150,257         141,871        154,055
                                                                                        ----------      ----------      ---------
            Total liabilities and capitalization                                        $1,228,017      $1,196,479     $1,249,024
                                                                                        ==========      ==========     ==========

The accompanying notes are an integral part of these consolidated financial statements.

Pro-Fac Cooperative, Inc. and Consolidated Subsidiaries - Agrilink Foods, Inc. and AgriFrozen Foods, Inc.
Consolidated Statement of Cash Flows
(Dollars in Thousands)
(Unaudited)

                                                                                                       Nine Months Ended
                                                                                                 ---------------------------------
                                                                                                 March 25,          March 27,
                                                                                                   2000               1999
                                                                                                 ---------          ---------
Cash flows from operating activities:
     Net income                                                                                $    15,808       $    27,513
     Amounts payable to members                                                                     (1,433)             (169)
     Adjustments to reconcile net income to net cash used in operating activities:
       Extraordinary item relating to the early extinguishment of debt (net of income taxes)             0            18,024
       Gains on sales of assets                                                                     (2,293)          (64,734)
       Loss on disposal of assets                                                                        0               353
       Depreciation                                                                                 24,364            20,211
       Amortization of goodwill and other intangibles                                                6,551             6,739
       Interest in-kind on Subordinated Promissory Note                                              1,174                 0
       Amortization of debt issue costs and discount on subordinated promissory notes                3,579             6,969
       Equity in undistributed earnings of Great Lakes Kraut Company                                (2,238)           (2,417)
       Equity in undistributed earnings of CoBank                                                     (412)             (520)
       Change in assets and liabilities:
         Accounts receivable                                                                       (17,430)          (18,865)
         Inventories and prepaid manufacturing expense                                             (93,041)            5,830
         Income taxes refundable/(payable)                                                          12,903             8,395
         Accounts payable and other accrued expenses                                               (35,421)          (71,714)
         Amounts due to members                                                                     (2,248)           (5,831)
         Other assets and liabilities                                                                4,617            (4,057)
                                                                                               -----------       -----------
Net cash used in operating activities                                                              (85,520)          (74,273)
                                                                                               -----------       -----------

Cash flows from investing activities:

     Purchase of property, plant and equipment                                                     (22,152)          (13,411)
     Proceeds from disposals                                                                        53,538            94,913
     Proceeds from investment in CoBank                                                              2,403             1,994
     Cash paid for acquisitions                                                                          0          (516,052)
                                                                                               -----------       -----------
Net cash provided by/(used in) investing activities                                                 33,789          (432,556)
                                                                                               -----------       -----------

Cash flows from financing activities:

     Net proceeds from issuance of short-term debt                                                  70,700           110,870
     Proceeds from issuance of long-term debt                                                            0           711,530
     Payments on long-term debt                                                                    (11,773)         (287,313)
     Cash paid for debt issuance costs                                                                   0           (19,085)
     Cash portion of non-qualified conversion                                                         (445)             (153)
     Issuances of common stock                                                                         705               456
     Cash dividends paid                                                                            (5,544)           (5,104)
                                                                                               -----------       -----------
Net cash provided by financing activities                                                           53,643           511,201
                                                                                               -----------       -----------
Net change in cash and cash equivalents                                                              1,912             4,372
Cash and cash equivalents at beginning of period                                                     6,540             5,049
                                                                                               -----------       -----------
Cash and cash equivalents at end of period                                                     $     8,452       $     9,421
                                                                                               ===========       ===========


(Table continued on next page)

Pro-Fac Cooperative, Inc. and Consolidated Subsidiaries - Agrilink Foods, Inc. and AgriFrozen Foods, Inc.
Consolidated Statement of Cash Flows
(Dollars in Thousands)
(Unaudited)

(Table continued from previous page)

                                                                                                       Nine Months Ended
                                                                                                   -----------------------------
                                                                                                    March 25,          March 27,
                                                                                                      2000*              1999
                                                                                                   ----------          ---------
Supplemental disclosure of cash flow information:
   Acquisition of Agripac, Inc.:
     Accounts receivable                                                                                               $   12,563
     Inventories                                                                                                           39,055
     Prepaid expenses and other current assets                                                                              1,063
     Property, plant, and equipment                                                                                        30,327
     Discount on subordinated note                                                                                          8,157
     Other non-current assets                                                                                               4,000
     Other accrued expenses                                                                                               (10,644)
     Other non-current liabilities                                                                                         (4,000)
     Minority interest                                                                                                     (8,000)
                                                                                                                       ----------
                                                                                                                       $   72,521

     Escrow to be refunded                                                                                                  6,413
                                                                                                                       ----------
                                                                                                                           78,934

     Discount on subordinated note                                                                                         (8,157)
                                                                                                                       ----------
                                                                                                                       $   70,777
                                                                                                                       ==========
   Acquisition of Erin's Gourmet Popcorn:
     Inventories                                                                                                       $       33
     Property, plant, and equipment                                                                                            26
     Goodwill and other intangible assets                                                                                     554
                                                                                                                       ----------
                                                                                                                       $      613
                                                                                                                       ==========
   Acquisition of Dean Foods Vegetable Company:
     Accounts receivable                                                                                               $   24,201
     Current deferred tax asset                                                                                            30,645
     Inventories                                                                                                          195,674
     Prepaid expenses and other current assets                                                                              6,374
     Property, plant and equipment                                                                                        154,527
     Assets held for sale at net realizable value                                                                              49
     Goodwill and other intangible assets                                                                                 182,010
     Accounts payable                                                                                                     (40,865)
     Accrued employee compensation                                                                                         (8,437)
     Other accrued expenses                                                                                               (75,778)
     Long-term debt                                                                                                        (2,752)
     Subordinated promissory note                                                                                         (22,590)
     Other assets and liabilities, net                                                                                     (2,453)
                                                                                                                       ----------
                                                                                                                       $  440,605
                                                                                                                       ==========
   Acquisition of J.A. Hopay Distributing Co., Inc. -
     Accounts receivable                                                                                               $      420
     Inventories                                                                                                              153
     Property, plant and equipment                                                                                             51
     Goodwill and other intangible assets                                                                                   3,303
     Other accrued expenses                                                                                                  (251)
     Obligation for covenant not to compete                                                                                (1,363)
                                                                                                                       ----------
                                                                                                                       $    2,313
                                                                                                                       ==========

The  accompanying  notes are an integral  part of these  consolidated  financial statements.

*There have been no acquisitions completed for the period ending March 25, 2000.

                            PRO-FAC COOPERATIVE, INC.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF ACCOUNTING POLICIES

Pro-Fac Cooperative, Inc. ("Pro-Fac" or the "Cooperative") is an agricultural cooperative which processes and markets crops grown by its members through its wholly-owned subsidiary Agrilink Foods, Inc. ("Agrilink Foods") and through its subsidiary PF Acquisition II, Inc. in which it has a controlling interest. On March 1, the Cooperative announced it will being doing business as Agrilink. In addition, the board of directors of Agrilink and Pro-Fac have agreed to conduct joint meetings, coordinate their activities, and to act on a consolidated basis. Although Pro-Fac Cooperative will continue to be the legal name of the Cooperative, with the same structure and regulations required by bank credit agreements and bond indentures, and with the same stock symbol, "PFACP," it will be presented as Agrilink for all other communications. PF Acquisition II, Inc. conducts business under the name AgriFrozen Foods ("AgriFrozen").

Agrilink Foods has four primary product lines including: vegetables, fruits, snacks, and canned meals. AgriFrozen has vegetables as its primary product line. The majority of the net sales of each product line are within the United States. In addition, all of the Cooperative's operating facilities, excluding one in Mexico, are within the United States.

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for these periods. The following summarizes the significant accounting policies applied in the preparation of the accompanying financial statements. These financial statements should be read in conjunction with the financial statements and accompanying notes contained in the Pro-Fac Cooperative, Inc. Form 10-K/A-1 for the fiscal year ended June 26, 1999.

Consolidation: The consolidated financial statements include the Cooperative and its subsidiaries, Agrilink Foods and AgriFrozen. The financial statements are after elimination of intercompany transactions and balances. Investments in affiliates owned more than 20 percent but not in excess of 50 percent are recorded under the equity method of accounting.

Reclassification: Certain items for fiscal 1999 have been reclassified to conform with the current presentation.

NOTE 2. ACQUISITIONS

Agripac Frozen Vegetable Business: On February 23, 1999, AgriFrozen acquired the frozen vegetable business of Agripac, Inc. ("Agripac"), an Oregon cooperative. AgriFrozen was formed in January 1999 under the corporation laws of New York. On January 4, 1999 Agripac filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Oregon. On January 22, 1999 Agripac, as debtor-in-possession, filed a motion with the Bankruptcy Court for authority to sell substantially all of the assets comprising its frozen food processing business. The bankruptcy court confirmed the sale of Agripac's frozen food processing assets to AgriFrozen by an order entered on February 18, 1999.

The net purchase price for the assets was $80.5 million. AgriFrozen paid an additional $7.8 million in related expenses, including $6.4 million to prior member-growers of Agripac to obtain crop delivery agreements with AgriFrozen, and transaction expenses and miscellaneous costs totaling $1.4 million. In addition, AgriFrozen is paying $1.2 million in severance costs associated with the acquisition and the implementation of AgriFrozen's business plan.

The acquisition was accounted for under the purchase method of accounting. Under purchase accounting tangible and identifiable intangible assets acquired are recorded at their respective fair values. Final allocations of purchase price were made within one year of the acquisition date.

In order to consummate the acquisition, AgriFrozen (i) entered into a credit facility with CoBank (the "CoBank Credit Facility") providing for $30 million of term loan borrowings and currently up to $55 million of revolving credit borrowings (the "CoBank Revolving Credit Facility") and (ii) issued a $12 million Subordinated Promissory Note to CoBank. Neither Pro-Fac nor Agrilink Foods guaranteed the debts of AgriFrozen or otherwise pledged any of their respective properties as security for the CoBank financing. In fact, all of AgriFrozen's indebtedness is expressly without recourse to Pro-Fac and Agrilink Foods.

Phase I environmental audits were performed on the facilities acquired from Agripac, including lease properties. A number of environmental conditions requiring remedial action have been identified, but none of them individually, or in the aggregate, are expected to exceed the $4.0 million of debt reduction for environmental remediation to be provided by CoBank. As part of its business strategy, AgriFrozen has also entered into an administrative services agreement with Agrilink Foods to provide it with certain management consulting and administrative services.

The effects of the Agripac acquisition are not material and, accordingly, have been excluded from the pro forma information presented below.

Dean Foods Vegetable Company: On September 24, 1998, Agrilink Foods acquired the Dean Foods Vegetable Company ("DFVC"), the frozen and canned vegetable business of Dean Foods Company ("Dean Foods"), by acquiring all the outstanding capital stock of Dean Foods Vegetable Company and Birds Eye de Mexico SA de CV (the "DFVC Acquisition"). In connection with the DFVC Acquisition, Agrilink Foods sold its aseptic business to Dean Foods. Agrilink Foods paid $360 million in cash, net of the sale of the aseptic business, and issued to Dean Foods a $30 million unsecured subordinated promissory note due November 22, 2008 (the "Dean Foods Subordinated Promissory Note"), as consideration for the DFVC Acquisition. On April 15, 1999, Agrilink Foods paid $13.2 million to Dean Foods and exercised its right to require Dean Foods, jointly with Agrilink Foods, to treat the DFVC Acquisition as an asset sale for tax purposes under Section 338(h)(10) of the Internal Revenue Code.

After the DFVC Acquisition, DFVC was merged into Agrilink Foods. DFVC has been one of the leading processors of vegetables in the United States, selling its products under well-known brand names, such as Birds Eye, Freshlike and Veg-All, and various private labels. Agrilink Foods believes that the DFVC Acquisition strengthens its competitive position by: (i) enhancing its brand recognition and market position, (ii) providing opportunities for cost savings and operating efficiencies and (iii) increasing its product and geographic diversification.

The DFVC Acquisition was accounted for under the purchase method of accounting. Under purchase accounting, tangible and identifiable intangible assets acquired and liabilities assumed were recorded at their respective fair values. Goodwill associated with the DFVC Acquisition is being amortized over 30 years. Final allocations of purchase price were made in the third and fourth quarters of fiscal 1999.

The following unaudited pro forma financial information presents a summary of consolidated results of operations of Pro-Fac and DFVC as if the acquisition had occurred at the beginning of the 1999 fiscal year.

                                                       Nine Months Ended

(Dollars in Millions)                                     March 27, 1999
                                                       -----------------

Net sales                                                   $1,017.5
Income before extraordinary item                            $   35.3
Net income                                                  $   17.3

These unaudited pro forma results have been prepared for comparative purposes only and include adjustments for additional depreciation expense and amortization and interest expense on acquisition debt. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect at the beginning of the 1999 fiscal year, or of the future operations of the consolidated entities.

Concurrently with the DFVC Acquisition, Agrilink Foods refinanced its existing indebtedness (the "Refinancing"), including its 12 1/4 percent Senior Subordinated Notes due 2005 (the "Old Notes") and its then existing bank debt. On August 24, 1998, Agrilink Foods commenced a tender offer (the "Tender Offer") for all the Old Notes and consent solicitation to certain amendments under the indenture governing the Old Notes to eliminate substantially all the restrictive covenants and certain events of default therein. Substantially all of the $160 million aggregate principal amount of the Old Notes were tendered and purchased by Agrilink Foods for aggregate consideration of approximately $184 million, including accrued interest of $2.9 million. Agrilink Foods also terminated its then existing bank facility (including seasonal borrowings) and repaid the $176.5 million, excluding interest owed and breakage fees outstanding thereunder. Agrilink Foods recognized an extraordinary item of $18.0 million (net of income taxes) in the first quarter of fiscal 1999 relating to this refinancing.

In order to consummate the DFVC Acquisition and the Refinancing and to pay the related fees and expenses, Agrilink Foods: (i) entered into a new credit facility (the "New Credit Facility") providing for $455 million of term loan borrowings (the "Term Loan Facility") and up to $200 million of revolving credit borrowings (the "Revolving Credit Facility"), (ii) entered into and drew upon a $200 million bridge loan facility (the "Subordinated Bridge Facility") and (iii) issued the $30 million Subordinated Promissory Note to Dean Foods. The Subordinated Bridge Facility was repaid during November of 1998 principally with the proceeds from the issuance of Senior Subordinated Notes (the "New Notes") for $200 million aggregate principal amount due November 1, 2008. Interest on the New Notes accrues at the rate of 11-7/8 percent per annum. Debt issue costs of $5.5 million associated with the Subordinated Bridge Facility were expensed during the quarter ended December 26, 1998.

NOTE 3.       AGREEMENTS WITH AGRILINK FOODS AND AGRIFROZEN

Agrilink Foods: The contractual relationship between Pro-Fac and Agrilink Foods is defined in the Pro-Fac Marketing and Facilitation Agreement (the Pro-Fac Marketing Agreement"). Under the Pro-Fac Marketing Agreement, Agrilink Foods pays Pro-Fac the commercial market value ("CMV") for all crops supplied by Pro-Fac. CMV is defined as the weighted average price paid by other commercial processors for similar crops sold under preseason contracts and in the open market in the same or competing market area. Although CMV is intended to be no more than the fair market value of the crops purchased by Agrilink Foods, it may be more or less than the price Agrilink Foods would pay in the open market in the absence of the Pro-Fac Marketing Agreement.

Under the Pro-Fac Marketing Agreement, Agrilink Foods is required to have on its board of directors some persons who are neither members of nor affiliated with Pro-Fac ("Disinterested Directors"). The number of Disinterested Directors must at least equal the number of directors who are members of Pro-Fac. The volume and type of crops to be purchased by Agrilink Foods under the Pro-Fac Marketing Agreement are determined pursuant to its annual profit plan, which requires the approval of a majority of the Disinterested Directors of Agrilink Foods. In addition, under the Pro-Fac Marketing Agreement, in any year in which Agrilink Foods has earnings on products, which were processed from crops supplied by Class A Pro-Fac members ("Pro-Fac Products"), Agrilink Foods pays to Class A members of Pro-Fac, as additional patronage income, up to 90 percent of such earnings, but in no case more than 50 percent of all pretax earnings (before dividing with Pro-Fac) of Agrilink Foods. In years in which Agrilink Foods has losses on Class A Pro-Fac Products, Agrilink Foods reduces the CMV it would otherwise pay to Pro-Fac by up to 90 percent of such losses, but in no case by more than 50 percent of all pretax losses (before dividing with Pro-Fac) of Agrilink Foods. Additional patronage income is paid to Pro-Fac for services provided to Agrilink, including the provision of a long term, stable crop supply, favorable payment terms for crops and the sharing of risks in losses of certain operations of the business. Earnings and losses are determined at the end of the fiscal year, but are accrued on an estimated basis during the year. Under the Pro-Fac Marketing Agreement, Pro-Fac is required to reinvest at least 70 percent of the additional patronage income in Agrilink Foods.

AgriFrozen: The contractual relationship between Pro-Fac and AgriFrozen is defined in a Marketing and Facilitation Agreement between Pro-Fac and AgriFrozen. Under this agreement, AgriFrozen will purchase raw products from Pro-Fac and will process and market the finished products. AgriFrozen will pay Pro-Fac CMV for the crops supplied by Pro-Fac. In addition, in any year in which AgriFrozen has earnings on any products sold which were processed from crops supplied by Pro-Fac, such earnings will be distributed to Class B members of Pro-Fac. However, in the event AgriFrozen experiences any losses on Pro-Fac products, AgriFrozen will deduct the losses from the total CMV payable to Pro-Fac. The agreement also permits AgriFrozen to pay 20 percent of its earnings on Pro-Fac products in cash and retain 80 percent of its earnings on Pro-Fac products as working capital.

Under the Marketing and Facilitation Agreement between AgriFrozen and Pro-Fac, the board of directors of AgriFrozen is required to consist of: (i) at least three and as many as five directors who are individuals who currently serve as directors of Pro-Fac and who are chosen by Pro-Fac's board of directors; (ii) one director who is nominated by the president of Agrilink Foods from among Agrilink Foods' management employees; and (iii) any number of disinterested directors who are to be elected from individuals suggested by the president of Agrilink Foods. Disinterested directors are persons who are neither employees, shareholders, nor otherwise affiliated with Pro-Fac or AgriFrozen, but may include a disinterested director of Agrilink Foods.

NOTE 4.       DEBT

Summary of Long-Term Debt:
(Dollars in Thousands)
                                                                                   March 25, 2000
                                                     --------------------------------------------------------------------------
                                                       Agrilink                                      June 26,         March 27,
                                                         Foods     AgriFrozen          Total           1999             1999
                                                     -----------   ----------       ----------     -----------       ----------

Term Loan Facility                                   $  435,000      $ 30,000       $  465,000     $  476,600        $  476,800
Senior Subordinated Notes                               200,015             0          200,015        200,015           200,015
Subordinated Promissory Notes (net of discount)          25,447         4,364           29,811         27,378            27,802
Other                                                     6,865             0            6,865          6,999             7,060
                                                     ----------      --------       ----------     ----------        ----------
Total debt                                              667,327        34,364          701,691        710,992           711,677
Less current portion                                    (16,580)            0          (16,580)        (8,670)           (8,731)
                                                     ----------      --------       ----------     ----------        ----------
Total long-term debt                                 $  650,747      $ 34,364       $  685,111     $  702,322        $  702,946
                                                     ==========      ========       ==========     ==========        ==========

NOTE 5.       OTHER MATTERS

Sale of Midwest Private Label Canned Vegetable Business: On November 8, 1999, Agrilink Foods completed the sale of its Midwest private label canned vegetable business to Seneca Foods. Included in this transaction was Agrilink Food's Arlington, Minnesota facility. Agrilink Foods received proceeds of approximately $42.4 million which were applied to the borrowings outstanding under Agrilink Foods Revolving Credit Facility. In addition, Seneca Foods issued to Agrilink Foods a $5.0 million unsecured subordinated promissory note due February 8, 2009. This transaction did not include Agrilink Food's retail branded canned vegetables, Veg-All and Freshlike. No significant gain or loss was recognized on this transaction.

On December 17, 1999, Agrilink Foods completed the sale of its Cambria, Wisconsin processing facility to Del Monte. The sale includes an agreement for Del Monte to produce a portion of Agrilink Foods' product needs during the 2000 packing season. Agrilink Foods received proceeds of approximately $10.5 million which were applied to bank loans ($6.0 million of which was applied to the Term Loan Facility and $4.5 million of which was applied to Agrilink Foods' Revolving Credit Facility). A gain of approximately $2.3 million was recognized on this transaction.

Restructuring: During the third quarter of fiscal 1999, Agrilink Foods completed a corporate-wide restructuring program. The overall objectives of the plan were to reduce expenses, improve productivity, and streamline operations. The total restructuring charge amounted to $5.0 million and was primarily comprised of employee termination benefits. Efforts have focused on the consolidation of operating functions and the elimination of approximately five percent of the work force. Reductions in personnel include operational and administrative positions. Of this charge, $2.6 million has been liquidated to date, and the remaining termination benefits are anticipated to be liquidated within the next 12 months.

NOTE 6:       OPERATING SEGMENTS

The Cooperative is organized by product line for management reporting with operating income being the primary measure of segment profitability. Accordingly, no items below operating earnings are allocated to segments. The Cooperative's four primary operating segments are as follows: vegetables, fruits, snacks, and canned meals.

The vegetable product line consists of canned and frozen vegetables, chili beans, pickles, and various other products. Branded products within the vegetable category include Birds Eye, Birds Eye Voila!, Freshlike, Veg-All, McKenzies, Brooks Chili Beans, Farman's and Nalley. The fruit product line consists of canned and frozen fruits including fruit fillings and toppings. Branded products within the fruit category include Comstock and Wilderness. The snack product line consists of potato chips, popcorn and other corn-based snack items. Branded products within the snacks category include Tim's Cascade Chips, Snyder of Berlin, Husman, La Restaurante, Erin's, Beehive, Pops-Rite, and Super Pop. The canned meal product line includes canned meat products such as chilies, stew, soups, and various other ready-to-eat prepared meals. Branded products within the canned meal category include Nalley. The Cooperative's other product line primarily represents salad dressings. Branded products within the "other category" include Bernstein's and Nalley.

The following table illustrates the Cooperative's operating segment information:
(Dollars in Millions)

                                                                         Three Months Ended                Nine Months Ended
                                                                   ----------------------------      ----------------------------
                                                                     March 25,         March 27,       March 25,        March 27,
                                                                       2000              1999            2000             1999
                                                                   -----------       ----------      -----------        ---------
Net Sales:
   Vegetables                                                        $  232.3         $   249.5        $  703.8         $   581.8
   Fruits                                                                19.8              22.0            88.7              90.4
   Snacks                                                                20.8              23.2            64.2              67.6
   Canned Meals                                                          14.9              18.6            49.9              51.3
   Other                                                                 13.1              25.9            41.0              52.5
                                                                     --------         ---------        --------         ---------
     Continuing segments                                                300.9             339.2           947.6             843.6
   Businesses sold1                                                       0.0              22.0            30.0              76.9
                                                                     --------         ---------        --------         ---------
       Total                                                         $  300.9         $   361.2        $  977.6         $   920.5
                                                                     ========         =========        ========         =========

Operating income:
   Vegetables2                                                       $   18.6         $    16.4        $   62.2         $    38.8
   Fruits                                                                 1.8               1.6            11.4              10.5
   Snacks                                                                 1.2               1.1             4.1               4.7
   Canned Meals                                                           1.6               2.4             6.1               5.5
   Other                                                                  0.9               1.3             2.4               2.4
                                                                     --------         ---------        --------         ---------
     Continuing segments                                                 24.1              22.8            86.2              61.9
   Businesses sold1                                                       0.0               0.2            (1.4)              4.7
                                                                     --------         ---------        --------         ---------
       Total                                                             24.1              23.0            84.8              66.6
Gains on sales of assets                                                  0.0                .6             2.3              64.7
Restructuring                                                             0.0              (5.0)            0.0              (5.0)
                                                                     --------         ---------        --------         ---------
Total consolidated operating income                                      24.1              18.6            87.1             126.3
Interest expense                                                        (22.1)            (20.0)          (64.6)            (47.0)
Amortization of debt issue costs associated with a Bridge Facility        0.0               0.0             0.0              (5.5)
                                                                     --------         ---------        --------         ---------
Income/(loss) before taxes, dividends, allocation of net proceeds
   and extraordinary item                                            $    2.0         $    (1.4)       $   22.5         $    73.8
                                                                     ========         =========        ========         =========

1  Includes the Midwest private label canned  vegetable  business sold in fiscal 2000 and the aseptic and peanut butter businesses sold in fiscal 1999.

2  The vegetable  product line includes  earnings  derived from Agrilink  Foods' investment in Great Lakes Kraut Company of $.5 million and $.7 million for the three months ended March 25, 2000 and March 27, 1999,  respectively,  and $2.2  million and $2.4 million for the nine months  ended March 25, 2000 and March 27, 1999, respectively.

NOTE 7. SUBSIDIARY GUARANTORS

Kennedy Endeavors, Incorporated and Linden Oaks Corporation wholly-owned subsidiaries of Agrilink Foods ("Subsidiary Guarantors"), and the Cooperative, have jointly and severally, fully and unconditionally guaranteed, on a senior subordinated basis, the obligations of Agrilink Foods with respect to Agrilink Foods' 11-7/8 percent Senior Subordinated Notes due 2008 ("New Notes") and the New Credit Facility. The covenants in the New Notes and the New Credit Facility do not restrict the ability of the Subsidiary Guarantors to make cash distributions to Agrilink Foods.

Separate financial statements of the Cooperative and other disclosures concerning the Subsidiary Guarantors are not presented because management has determined that such financial statements and other disclosures are not material. Accordingly, set forth below is certain summarized financial information derived from unaudited historical financial information for the Subsidiary Guarantors, on a combined basis.

(Dollars in Millions)
                                                                         Three Months Ended                Nine Months Ended
                                                                   ----------------------------      -----------------------
                                                                     March 25,        March 27,        March 25,         March 27,
                                                                       2000             1999             2000              1999
                                                                   -----------       ----------      -----------        ----------
Summarized Statement of Operations:
   Net sales                                                         $  17.3          $    8.2          $ 56.5           $    14.6
   Gross profit                                                         13.7               6.1            45.5                 9.2
   Income from continuing operations                                    14.2               5.5            45.9                 6.6
   Net income                                                            9.2               3.6            29.8                 4.2

Summarized Balance Sheet:
   Current assets                                                    $   2.9          $    2.0
   Noncurrent assets                                                   212.7             219.5
   Current liabilities                                                   6.3               2.6

NOTE 8. OTHER MATTERS

Dividends: Subsequent to its quarter end, the Cooperative declared a cash dividend of $.43 per share on the Class A Cumulative Preferred Stock. These dividends approximate $1.8 million and were paid on April 28, 2000.